July 1, 2013

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-4631

Innophos Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 20, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 23, 2013
Form 10-Q for Fiscal Quarter Ended March 31, 2013
Filed April 30, 2013
File No. 1-33124

Dear Mr. O’Brien:

This letter acknowledges receipt of your letter dated June 17, 2013 addressed to Mr. Neil Salmon, Chief Financial Officer of Innophos Holdings, Inc.(the “Registrant”), which has been referred to me for response.

In addressing the comments made by the Staff in your letter, we have responded to them in the order in which they were rendered. Below we have set forth the full text of each Staff comment and, immediately after each, responses on behalf of the Registrant.

We have the following responses to the comments delivered in your letter:

Form 10-K for Fiscal Year Ended December 31, 2012

Staff Comment:

Item 4. Business, page 4

1.
In future filings please provide information regarding the extent to which your business as a whole, or individual segments, may be seasonal. In this regard we note the discussion of the seasonal impact on your earnings in your fourth quarter 2012 earnings call as well as your disclosure on page 22 which implies that GTSP is seasonal. See Item 101(c)(1)(v) of Regulation S-K.

Response:

In response to the comment, the Registrant advises the Staff that, assuming it remains the case, it will disclose in future filings the seasonal aspects of GTSP.

Staff Comment:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Results of Operations, page 23

2.
We note that depreciation and amortization expense has declined in each period since fiscal year 2009. However, your capital expenditures have increased each period and you have had a material acquisition during fiscal year 2011 and two material acquisitions during fiscal year 2012. The reasons for this disparity are not apparent from your existing disclosures or asset category fluctuations and the impact has had a positive impact on your reported operating results. Consequently, it is not clear whether your financial statements are comparable for the periods presented and whether you have complied with the guidance in ASC 250-10-50-4. Please provide us with a detailed analysis that fully explains the negative trend in your periodic depreciation and amortization expense. Specifically explain why the expense in 2011 and 2012 was substantially less than in 2009 and 2010. Please quantify the impact of the material causal factors so that we can understand the magnitude of the corresponding impact. For example, if the variance is materially impacted by unusual fixed asset write-offs in 2010 then quantify such amounts. If the variance is materially impacted by a significant change in the proportionate amount of depreciable 20 year equipment within the 3-20 year asset category, then please explain how that happened and quantify the impact. We may have further comment.

Response:

In response to the comment, the Registrant advises the Staff that the fair value of certain fixed assets acquired in connection with the company’s formation in August 2004 reached the end of their useful lives during 2010, 2011 and 2012. The depreciation expense decrease attributable to the assets reaching the end of their useful life from the formation date of the company was approximately $3 million in 2010, $7 million in 2011, $4 million in 2012 and estimated to be $14 million in 2013. In the Registrant’s December 31, 2012 Annual Report filed on Form 10-K, the Registrant disclosed in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Recent Trends and Outlook, that the Registrant will expect a further significant reduction in depreciation as the stepped up asset values created at the formation of the Company in 2004 reach the end of their depreciable lives. This will be partly offset by the amortization expense of the intangibles associated with recent acquisitions as well as the depreciation expense of the acquired tangible assets and various other capital projects. The Registrant further provided in the same disclosure a forecast of the expected net decrease of depreciation and amortization expense to be $7 million lower in 2013 than in 2012.

Also, the Registrant would like to advise the Staff that there were no material asset impairment charges in the periods presented including the 2010 fiscal year.

Staff Comment:

Segment Reporting, page 27

3.
In future filings, please provide investors with additional insight regarding the underlying causes for the material factors impacting net sales and operating income margin. For example, you primarily attribute the changes in net sales to volume changes and pricing changes without providing investors with sufficient insight in the reason for these changes for investors to understand the underlying causes. For example, the changes in volume expanded analysis may include a discussion of an expansion project, a restructuring project, a change in capacity utilization (including a lower planned production), a change in market share, pre-buying by customers, a change in customer direction, etc. To the extent that the explanation is a shift in product mix, please explain that shift and how that shift has specifically impacted your operating results. This may result in a discussion and analysis of your underlying markets and/or product offerings. The changes in pricing may include a discussion of newly implemented pricing increases or decreases; a change in product mix; a change in raw material costs that are passed through to your customers; etc. Please note that you should quantify the extent to which each factor contributed to the change in net sales and operating income margin. For example, the impact of increases in raw material costs and the impact of a maintenance outage should be separately quantified. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.06.a and 501.12.b. of the Financial Reporting Codification for guidance. Please also refer to comments 3 and 4 in our letter dated April 24, 2012, along with your responses in your letter dated May 2, 2012, for additional guidance.

Response:

Although the Registrant believes the relevant contributory factors and causes of changes in net sales and operating results described in its previous filings have been accurate in all material respects, in response to this comment, the Registrant advises the Staff that, in future filings, it will provide as much insight into the underlying causes and factors, and in as much detail as practicable, consistent with readability of the disclosure to investors.

Staff Comment:

4.
Each of your segments was materially impacted by increases in raw material costs. However, you do not appear to identify the specific raw materials that were impacted or the reasons for such increases. Given the notable impact of raw materials on your overall financial results, please include in future filings a qualitative and quantitative discussion of how the changes in such costs materially impacted your financial results. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

In response to this comment, the Registrant advises that, in future filings, it will describe with more particularity, the causes and effects of raw material cost changes that materially affect changes in operating margin between each period presented. The Registrant further advises the Staff that the Registrant has disclosed consistently in its Annual Reports on Form 10-K in prior filings (including as appropriate in Risk Factors) its high dependency on four primary raw materials used in production of the Registrant’s products and the markets, suppliers and dynamics of that dependency. The Registrant has also disclosed which operating segments are materially affected by the changes in costs of these four key raw materials.

Staff Comment:

1. Basis of Statement Presentation, page 43
Long-Lived Assets, page 44

5.
In future filings, please disclose the level you assess impairment of your long-lived assets (i.e., the lowest identifiable levels for which there are identifiable cash flows). Please refer to ASC 360-10-35-23 – 35-25 and example 4 of ASC 360-10-55-35 for guidance.

Response:

In future filings, the Registrant will disclose that the level of the impairment assessment of long-lived assets is performed at the lowest identifiable levels of the product grouping for which there are identifiable cash flows.

Staff Comment:

5. Property, Plant and Equipment, net, page 48

6.
In future filings, please separately present land and buildings, as land is not depreciated. Please also breakout the buildings and the machinery and equipment line items into smaller and more meaningful components, as the range of useful lives for this line item is very broad (i.e., 10 to 40 years for buildings and 3 to 20 years for machinery and equipment). Please separately disclose the range of useful lives for each new category presented. For categories that still have a very broad range of useful lives, you should separately discuss the types of assets that fall in each part of the range.

Response:

In future filings, specifically in the upcoming Annual Report on Form 10-K to be filed for 2013, the Registrant advises the Staff that land will be separately presented from buildings within the Property, Plant and Equipment, net disclosure. In addition, the Registrant will enhance the disclosure within the Property, Plant and Equipment, net disclosure to specifically detail the material asset (i.e. Machinery and Equipment) category including the amounts and the corresponding range of useful lives.

The Registrant will include the following disclosure in its Form 10-K for the annual period ended December 31, 2013:

		Period Ended December 31, 2013			Period Ended December 31, 2012
		Gross Book Value	Accumulated Depreciation	Net Book Value	Gross Book Value	Accumulated Depreciation	Net Book Value
Land
Land Improvements
Buildings and improvements -	10-20 years
21-40 years
Machinery and equipment -	3-4 years
5 years
7 years
8 years
10 years
11-20 years
Construction-in-progress
Totals		—	—	—	—	—	—

Staff Comment:

7. Please disclose the amount of depreciation expense included in changes of inventory for each period presented.

Response:

The Registrant advises the Staff that depreciation expense included in changes of inventory has been immaterial for each period presented. However, in future filings, if it is the case that such amounts are material, the Registrant will disclose the depreciation expense included in changes in inventory for each period presented. In the event the amounts remain immaterial, in future filings, the Registrant will disclose that fact.

Staff Comment:

Item 15. Exhibits, Financial Statement Schedules, page 76
Schedule 1 – Condensed Financial Information of the Registrant, page 76

8.
We note that you have included cash payments from subsidiaries within investing activities, which would indicate that these payments are a return of your investment of the subsidiaries in accordance with ASC 230-10-45-12.b. Please tell us how you determined that all of the cash payments received from subsidiaries are a return of your investment rather than returns on your investment, which would be an operating cash flow in accordance with ASC 230-10-45-16.b.

Response:

The Staff has correctly observed that distributions from subsidiaries have been historically a return of capital in accordance with ASC 230-10-45-12.b. The Registrant advises the Staff that it has made the determination to categorize such distributions as a return of capital, versus a return on capital, consistent with the laws of the state of our incorporation. The Registrant and subsidiary are Delaware corporations, and Delaware is a “unitary” surplus state for purposes of dividends declared on its stock. The Delaware General Corporation Law (the ”DGCL”) provides that “surplus” is determined by subtracting liabilities and capital from assets, and does not distinguish between “earned” surplus (i.e. retained earnings) and “capital” surplus (i.e. additional paid-in capital).

Although there are no requirements for subdivisions of the surplus account under the laws of Delaware, the Registrant determines distributions and/or dividends from subsidiaries that are paid from capital surplus are considered returns of capital that are accounted for as investing inflows by the recipient of these distributions in the statement of cash flows and those distributions and/or dividends paid from “earned” surplus are returns on capital that would be accounted for by the recipient in cash flows from operating activities. The distributions made from the subsidiary were paid from capital surplus, and accordingly have been presented as cash flows from investing activities.

Definitive Proxy Statement on Schedule 14A

Staff Comment:

Executive Compensation, page 22
Short Term (Annual) Incentive Compensation, page 26

9. In future filings, please disclose the actual performance of your Company and your Named Executive Officers that lead [sic] to the C Factor results. In this regard, we note that you state on page 27 that the 2012 overall C Factor score applied to all Named Executive Officers was 0.5, however, you do not provide the actual results for EPS or WC for that year or explain how the actual results were used to calculate the C Factor. See Item 402(b) Regulation S-K.

Response:

In future filings, the Registrant will include disclosure of the final results used to derive the C Factor in the Compensation Discussion and Analysis topic. The Proxy Statement consistently has disclosed the weighting of the factors used and that results are interpolated.

The Registrant advises the Staff of the following additional supplemental matters. The plan relating to the subject disclosures (the “STIP”) was approved by stockholders at the 2010 Annual Meeting.  At that time, the primary performance measure in question, earnings per share (“EPS”), was disclosed in the Registrant’s Proxy Statement to be “as evidenced by the audited Consolidated Statement of Income of Innophos Holdings as reported in the Form 10-K filed by that entity with the United States Securities and Exchange Commission.”  See Proxy Statement, Annex A, Schedule 1.  Also, as explained in the Proxy Statement, the secondary measure subsequently changed to WC (“working capital contribution”), was a term similarly defined with reference to the filed financial statements.  Accordingly, attainment of STIP results depends on, and is derived from, the Registrant’s audited financial statements contained in the annual report to stockholders furnished to each stockholder in connection with solicitations as required by Rule 14a-3.  Thus, the base financial results (upon which STIP determinations have been made) consistently have been disclosed to stockholders.

The STIP by its terms also includes the following:

“The Compensation Committee shall provide how any performance measure shall be adjusted to the extent necessary to prevent dilution or enlargement of any award as a result of extraordinary events or circumstances, as determined by the compensation committee, or to exclude the effects of extraordinary, unusual or non-recurring items; changes in applicable laws, regulations or accounting principles; currency fluctuations; discontinued operations; non-cash items, such as amortization, depreciation, or reserves; asset impairment; or any recapitalization, restructuring, reorganization, merger, acquisition, divestiture, consolidation, spin-off, split-up, combination, liquidation, dissolution, sale of assets or similar corporate transaction…”

          The Registrant’s future disclosures referred to in the first paragraph of this response will include the completion of the STIP award process by the Compensation Committee in moving from disclosed financial results, through adjustments made by the Committee, if any, to the “final” C Factor.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Staff Comment:

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Liquidity and Capital Resources, page 23

10.
In comment 6 to our letter dated April 24, 2012, and in comment 2 to our letter dated May 9, 2012, we requested that you provide investors with a discussion and analysis of the collectability of accounts receivable in light of material changes in the balance in comparison to quarterly net sales. This balance is material to total current assets (e.g., 30.3% of total current assets as of March 31, 2013). As part of your analysis, we requested that you quantify the amount related to export market sales, quantify the change in the aging of your accounts receivable, net (e.g., x% is current, x% is 31-90 days, x% is greater than 90 days), and disclose the payment terms for your export sales versus your standard payment terms. In your response letters dated May 2, 2012 and May 23, 2012, you agreed to provide the requested disclosure. As of March 31, 2013, accounts receivable, net as a percentage of quarterly sales has increased to 51.2% compared to 45% for the fourth quarter of fiscal year 2012. As such, it is unclear why you have not provided investors with any analysis regarding the collectability of accounts receivable. Please advise and confirm that you will provide investors with an analysis of accounts receivable, net in future periodic reports.

Response:

The Registrant advises the Staff that the increase in accounts receivable, net as a percentage of quarterly sales for the period ended March 31, 2013 was due to open accounts receivable balances of $15.3 million for GTSP sales. The open accounts receivable amounts related to GTSP as of March 31, 2013 were fully collected by April 15, 2013, and the payments were received within their respected payment terms.

GTSP sales generally consist of large bulk shipments of product. The GTSP open amounts in accounts receivable at the end of a quarterly period could distort the calculation of accounts receivable, net as a percentage of quarterly sales. Please see the table below for more information.

kUSD	Q412	Q113

Consolidated Sales	208,779	214,441
Consolidated Accounts Receivable (AR)	94,033	109,741
AR, net % of quarterly sales (as reported)	45%	51%
Open AR, GTSP	4,300	15,343
AR, net excluding GTSP open receivables	89,733	94,398
AR, net % of quarterly sales [excluding GTSP open AR]	43%	44%

The Registrant advises the Staff that, in future filings, it will disclose the open amounts of accounts receivable, net related to GTSP sales to provide further clarity of accounts receivable particularly in relation to quarterly net sales.

The Registrant further advises the Staff that, if the amounts past-due are elevated as compared to the Registrant’s historical levels, the Registrant will disclose that fact. Currently, the Registrant’s balance exceeding 30 days past-due remains in historical ranges. Further, the quality of the Registrant’s accounts receivable is extremely high, with near 100% collectability. Nevertheless, in the event that the quality of our accounts receivable decreases and/or the percentage past-due is elevated past our historical ranges and these factors result in a material change to our liquidity, the Registrant will disclose the contributing factors to the accounts receivable balances which materially affect our liquidity.

************************
As requested by the Staff in the comment letter, the Registrant acknowledges the following matters:
• The Registrant is responsible for the accuracy and adequacy of the disclosure in its filings.
• Staff comments and responses to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registrant’s filings.
• The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned directly at (609) 366-1207, or James A. Testa, Esq., Deputy General Counsel, at (609) 366-1223 in the event the Staff requires any additional information or wishes to discuss our responses further.
Very truly yours,
/s/ Charles Brodheim
Charles Brodheim
Vice President, Corporate Controller
Chief Accounting Officer